

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Mark Kowal
Senior Vice President and Chief Accounting Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

> **Re: World Wrestling Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 7, 2020**
> **File No. 001-16131**

Dear Mr. Kowal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mr. James Langham